Ur-Energy Upgrades License Application

Denver, Colorado (Marketwire – February 29, 2008) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or “Corporation”) announced today that it has voluntarily requested that its application to the US Nuclear Regulatory Commission (“NRC”) for its Lost Creek ISR Project (“Project”) be withdrawn to enable the Corporation to include upgrades to its application.

Lost Creek ISR, LLC, a wholly-owned subsidiary of Ur-Energy, submitted the license application to the NRC on October 30, 2007. Subsequent upgrades to the Project’s operational plan and other advances in the health physics information and analyses have prompted the Corporation to update its NRC License Application. To facilitate the process, and make it cleaner, more cost-effective and timely, Ur-Energy elected to withdraw its current application. Ur-Energy will submit the upgraded application within the next 30 days to minimize project delays or unnecessary NRC administrative activity.

“The Ur-Energy team is committed to providing an application that meets the highest standards of quality. The application upgrades are designed to enhance the environmental and health aspects of the submittal. We view this as a demonstration of our commitment to the success of this Project,” stated Wayne Heili, Vice President of Mining and Engineering.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.